ROYAL BANK OF CANADA ANNOUNCES CHARGE RELATED TO HURRICANE
KATRINA AND HURRICANE RITA
TORONTO, September 29, 2005 — Royal Bank of Canada (RY: TSX and NYSE) today announced it expects to take a charge in the fourth quarter ending October 31, 2005, of US$130 million after tax for expected claims relating to damage caused by Hurricane Katrina and Hurricane Rita in the southern U.S.
     As part of the reinsurance business of its Global Insurance operations, Royal Bank of Canada provides property reinsurance and retrocession capacity that pays claims on large natural catastrophic events. The amount of the charge has been estimated after a review of all reinsurance contracts in force and industry assessments of exposures and preliminary indication from clients and brokers. Royal Bank of Canada does not expect any significant level of claims to arise from its life insurance operations and said the financial impact of this charge is within its risk tolerance.
     Royal Bank of Canada will release its fourth quarter and year-end results on December 9, 2005.
About RBC Financial Group
     Royal Bank of Canada (TSX, NYSE: RY) uses the initials RBC as a prefix for its businesses and operating subsidiaries, which operate under the master brand name of RBC Financial Group. Royal Bank of Canada is Canada’s largest bank as measured by assets, and is one of North America’s leading diversified financial services companies. It provides personal and commercial banking, wealth management services, insurance, corporate and investment banking, and transaction processing services on a global basis. The company employs approximately 60,000 people who serve more than 14 million personal, business and public sector clients through offices in North America and some 30 countries around the world. For more information, please visit www.rbc.com.

Media contact:
Beja Rodeck, Toronto, (416) 974-5506
Investor contact:
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